SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Digital Music Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25388X 20 5

(CUSIP Number)

David M. Grimes, Esq.

Reed Smith LLP

599 Lexington Avenue, 22nd Floor

New York, NY 10022

Telephone: (212) 549-0240

Fax: (212) 521-5450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 25388X 20 5

1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Name: Dimensional Associates, LLC I.R.S. Identification No.: 13-4244006
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7) Sole Voting Power 4,199,003*
8) Shared Voting Power
9) Sole Dispositive Power
10) Shared Dispositive Power 4,199,003*

11)	Aggregate Amount Beneficially Owned by each Reporting Person: 4,199,003*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11): 56.8%**
14)	Type of Reporting Person (See Instructions): OO

*	Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of DMGI Series A Preferred Stock. See Item 1, Item 3 and Item 5 below.

**	Assumes 7,394,337 shares of common stock issued and outstanding following the merger after giving effect to the one for three reverse stock split on November 14, 2007 and conversion of the Series A Preferred Stock. See Item 1, Item 3 and Item 5 below.

CUSIP Number: 25388X 20 5

1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Name: JDS Capital, L.P. I.R.S. Identification No.: 13-4189233
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7) Sole Voting Power
8) Shared Voting Power 4,199,003*
9) Sole Dispositive Power
10) Shared Dispositive Power 4,199,003*

11)	Aggregate Amount Beneficially Owned by each Reporting Person: 4,199,003*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11): 56.8%**
14)	Type of Reporting Person (See Instructions): PN

*	Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of DMGI Series A Preferred Stock. See Item 1, Item 3 and Item 5 below.

**	Assumes 7,394,337 shares of common stock issued and outstanding following the merger after giving effect to the one for three reverse stock split on November 14, 2007 and conversion of the Series A Preferred Stock. See Item 1, Item 3 and Item 5 below.

CUSIP Number: 25388X 20 5

1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Name: JDS Capital Management, LLC I.R.S. Identification No.: 13-3918633
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7) Sole Voting Power 4,199,003*
8) Shared Voting Power
9) Sole Dispositive Power
10) Shared Dispositive Power 4,199,003*

11)	Aggregate Amount Beneficially Owned by each Reporting Person: 4,199,003*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11): 56.8%**
14)	Type of Reporting Person (See Instructions): OO

*	Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of DMGI Series A Preferred Stock. See Item 1, Item 3 and Item 5 below.

**	Assumes 7,394,337 shares of common stock issued and outstanding following the merger after giving effect to the one for three reverse stock split on November 14, 2007 and conversion of the Series A Preferred Stock. See Item 1, Item 3 and Item 5 below.

CUSIP Number: 25388X 20 5

1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Name: Joseph D. Samberg
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7) Sole Voting Power 4,199,003*
8) Shared Voting Power
9) Sole Dispositive Power
10) Shared Dispositive Power 4,199,003*

11)	Aggregate Amount Beneficially Owned by each Reporting Person: 4,199,003*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11): 56.8%**
14)	Type of Reporting Person (See Instructions): IN

*	Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of DMGI Series A Preferred Stock. See Item 1, Item 3 and Item 5 below.

**	Assumes 7,394,337 shares of common stock issued and outstanding following the merger after giving effect to the one for three reverse stock split on November 14, 2007 and conversion of the Series A Preferred Stock. See Item 1, Item 3 and Item 5 below.

CUSIP Number: 25388X 20 5

1)	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Name: Daniel C. Stein
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions): OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7) Sole Voting Power 4,000*
8) Shared Voting Power 4,199,003**
9) Sole Dispositive Power 4,000*
10) Shared Dispositive Power 4,199,003**

11)	Aggregate Amount Beneficially Owned by each Reporting Person: 4,203,003*,**
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13)	Percent of Class Represented by Amount in Row (11): 56.8%***
14)	Type of Reporting Person (See Instructions): IN

*	Reflects stock options granted on November 13, 2007 that vest over a one-year period in twelve equal monthly installments subject to acceleration or termination in certain circumstances, and reflects the one for three reverse stock split that took effect November 14, 2007.

**	Reflects the one for three reverse stock split that took effect November 14, 2007 and assumes conversion of 446,918 shares of DMGI Series A Preferred Stock. See Item 1, Item 3 and Item 5 below.

***	Assumes 7,394,337 shares of common stock issued and outstanding following the merger after giving effect to the one for three reverse stock split on November 14, 2007 and conversion of the Series A Preferred Stock. See Item 1, Item 3 and Item 5 below.

Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.001 per share (the “Issuer Common Stock”), of Digital Music Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 100 Park Avenue, 17th Floor, New York, NY 10017.

Item 2.	Identity and Background

This statement is being filed by Dimensional Associates, LLC, a New York limited liability company, (“Dimensional”), JDS Capital, L.P., a Delaware limited partnership, (“JDS”), JDS Capital Management, LLC, a Delaware limited liability company, (“JDSCM”), Joseph D. Samberg and Daniel C. Stein (together with Dimensional, JDS, JDSCM and Joseph D. Samberg, the “Reporting Persons”).

The address of the principal business and office of Dimensional and Daniel C. Stein is 1091 Boston Post Road, Rye, NY 10580. The address of the principal business office of each of JDS, JDSCM and Joseph D. Samberg is 100 Park Avenue, 17th Floor, New York, NY 10017. The principal business of Dimensional is managing the investments made by JDS. The principal business of JDS is investing in private, public and distressed debt and equity, and the principal business of JDSCM is serving as the sole ultimate general partner of JDS.

JDS holds a 90% membership interest in Dimensional. JDSCM is the general partner of JDS. Joseph D. Samberg has a 10% direct membership interest in, and is managing member of, Dimensional and is managing member of JDSCM. Daniel C. Stein is Chief Executive Officer of Dimensional.

The present principal occupation of Daniel C. Stein is Chief Executive Officer of Dimensional and the present principal occupation of Joseph D. Samberg is managing member of each of Dimensional and JDSCM.

Each of Daniel C. Stein and Joseph D. Samberg is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.

To the best knowledge of the Reporting Persons, none of the Reporting Persons, nor any executive officer or director of the Reporting Persons (as applicable), has, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Reference is made to the Agreement and Plan of Merger, dated as of July 10, 2007 (as amended by the Amended and Restated Agreement and Plan of Merger, dated as of September 13, 2007, as further amended by the Second Amended and Restated Agreement and Plan of Merger, dated as of October 5, 2007, as further amended by Amendment No. 1 to the Second

Amended and Restated Agreement and Plan of Merger, dated as of November 7, 2007) (the “Merger Agreement”) (the Merger Agreement and the amendment thereto are Exhibits 99.2 and 99.3 hereto) by and among The Orchard Enterprises Inc., a New York corporation (“The Orchard”), DMGI New York, Inc., a New York corporation and a wholly-owned subsidiary of the Issuer, (“Merger Sub”), and the Issuer pursuant to which The Orchard merged with and into Merger Sub and continued as the surviving corporation and a wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the Merger Agreement, the Issuer issued (or reserved for issuance) to The Orchard’s common and preferred stockholders (and holders of its deferred stock awards) an aggregate of 9,064,941 shares of Issuer Common Stock (on a pre-split basis) and 448,833 shares of Series A Preferred Stock. As a result of the Merger, the Reporting Persons acquired beneficial ownership of 8,127,829 shares of Issuer Common Stock (on a pre-split basis) and 446,918 shares of Series A Preferred Stock.

On November 13, 2007, the Board of Directors of the Issuer declared a one for three reverse stock split of the Issuer’s Common Stock effective November 14, 2007. Giving effect to the reverse stock split, The Orchard’s common and preferred stockholders (and holders of its deferred stock awards) received (or have the right to receive) an aggregate of 3,021,640 shares of Issuer Common Stock and 448,833 shares of Series A Preferred Stock, of which the Reporting Persons acquired beneficial ownership of 2,709,276 shares of Issuer Common Stock and 446,918 shares of Series A Preferred Stock (which shares of Series A Preferred Stock are convertible into 1,489,727 shares of Issuer Common Stock after giving effect to the reverse stock split).

References to and descriptions of the Merger Agreement set forth above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement.

Item 4.	Purpose of Transaction

The information set forth or incorporated by reference in Items 3 and 6 is hereby incorporated by reference herein.

As described in more detail in Item 3 above, each of the Reporting Persons acquired beneficial ownership of shares of Issuer Common Stock upon consummation of the Merger pursuant to the Merger Agreement and hold a controlling equity interest in the Issuer. In addition, Daniel C. Stein was granted stock options to acquire 4,000 shares of Issuer Common Stock of the Issuer on a post-split basis by the Board of Directors of the Issuer at a meeting held on November 13, 2007 in recognition for his service on the Board. The Reporting Persons beneficially own such shares of Issuer Common stock for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer, and will take such actions as they deem appropriate in light of circumstances existing from time to time.

In connection with the Merger, the Issuer, Dimensional and certain other stockholders of The Orchard entered into a Registration Rights Agreement dated November 13, 2007 (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, (i) Dimensional may demand the Issuer to file a registration statement for the resale of the shares of Issuer Common Stock within six (6) months following the closing of Merger or (ii) the Issuer must automatically include the shares of Issuer Common Stock issued to Dimensional in a registration statement if the Issuer determines to prepare and file a registration statement within twelve (12) months following the closing of the Merger.

As contemplated by the Merger Agreement, the Board of Directors of the Issuer was decreased to seven members in connection with the Merger. As contemplated by the Merger Agreement, certain Directors of the Issuer’s Board resigned in connection with the Merger and The Orchard had the right to designate four members to fill such vacancies. One of The Orchard’s designees is Daniel C. Stein.

Other than as described above, the Reporting Persons currently have no plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of this Schedule 13D, although the Reporting Persons reserve the right to develop such plans in the future.

References to the Merger Agreement and the Registration Rights Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of each such agreement.

Item 5.	Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated by reference herein.

(a) and (b)

The following disclosure assumes that there are 7,394,337 shares of Issuer Common Stock issued and outstanding, which represents the sum of (i) 3,040,646 shares of Issuer Common Stock that the Issuer represented to be outstanding as of November 13, 2007 in the Merger Agreement (on a post-split basis) and (ii) 2,863,964 shares of Issuer Common Stock issued as consideration to the stockholders of The Orchard on November 13, 2007 pursuant to the Merger Agreement (on a post-split basis), but excluding shares reserved for issuance pursuant to deferred stock awards, and (iii) 1,489,727 shares of Issuer Common Stock resulting from the assumed conversion of 446,918 shares of Series A Preferred Stock (which excludes shares of Series A Preferred Stock reserved for issuance pursuant to deferred stock awards).

On a post-reverse stock split basis, Dimensional directly owns 2,709,276 shares of Issuer Common Stock and 446,918 shares of Series A Preferred Stock (which Series A may be converted into 1,489,727 shares of Issuer Common Stock), for aggregate beneficial ownership of 4,199,003 shares of Issuer Common Stock, which represents approximately 56.8% of the outstanding shares of Issuer Common Stock. As described in greater detail in Item 2, JDS has a 90% ownership interest in Dimensional, JDSCM is the general partner of JDS, Joseph D. Samberg has a 10% ownership interest in Dimensional and is the managing member of each of Dimensional and JDSCM and Daniel C. Stein is the Chief Executive Officer of Dimensional. Therefore, each of JDS, JDSCM, Joseph D. Samberg and Daniel C. Stein may be deemed to be the beneficial owner of the Issuer Common Stock (including shares arising upon conversion of the Series A Preferred Stock) held by Dimensional.

JDS, JDSCM, Joseph D. Samberg and Daniel C. Stein disclaim beneficial ownership of the shares of Issuer Common Stock directly beneficially owned by Dimensional (except for the indirect pecuniary interest of each of JDS, JDSCM, Joseph D. Samberg and Daniel C. Stein arising therein).

References to and descriptions of the Merger Agreement set forth above in this Item 5 are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement.

(c) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Issuer Common Stock during the past 60 days, except as disclosed herein.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.

References to and descriptions of the Merger Agreement and the Registration Rights Agreement incorporated herein are not intended to be complete and are qualified in their entirety by reference to the full text of each such agreement.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits

Number	Description
99.1	Joint Filing Agreement, dated as of November 21, 2007, by and among Dimensional Associates, LLC, JDS Capital, L.P., JDS Capital Management, LLC, Joseph D. Samberg and Daniel C. Stein.

99.2	Agreement and Plan of Merger, dated as of July 10, 2007, by and among Digital Music Group, Inc., The Orchard Enterprises Inc. and DMGI New York, Inc., as amended by the Amended and Restated Agreement and Plan of Merger, dated September 13, 2007, as further amended by the Second Amended and Restated Agreement and Plan of Merger, dated October 5, 2007.

99.3	Amendment No. 1 to the Second Amended and Restated Agreement and Plan of Merger, dated November 7, 2007.

99.4	Registration Rights Agreement, dated November 13, 2007, by and among Digital Music Group, Inc. and certain stockholders of The Orchard Enterprises Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2007	DIMENSIONAL ASSOCIATES, LLC

	By:	/s/ Joseph D. Samberg
Joseph D. Samberg Managing Member

JDS CAPITAL, L.P.

	By:	JDS Capital Management, LLC, its general partner

	By:	/s/ Joseph D. Samberg
Joseph D. Samberg Managing Member

JDS CAPITAL MANAGEMENT, LLC

	By:	/s/ Joseph D. Samberg
Joseph D. Samberg Managing Member

JOSEPH D. SAMBERG

/s/ Joseph D. Samberg

DANIEL C. STEIN

/s/ Daniel C. Stein